AMENDED AND RESTATED EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS AMENDED AND RESTATED EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) is effective as of the 1st day of July, 2026 by and between Campbell & Company Investment Adviser LLC (the “Adviser”), a Delaware limited liability company and The RBB Fund, Inc., a Maryland corporation (the “Company”), on behalf of its series listed on Appendix A hereto (the “Fund”).

WITNESSETH:

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end management investment company; and

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Company and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Fund and its respective classes is responsible for, and has assumed the obligation for, payment of certain expenses that have not been assumed by the Adviser; and

WHEREAS, the Company and the Adviser previously entered into an Expense Limitation and Reimbursement Agreement with respect to the Fund effective as of December 31, 2019, and desire to amend and restate such agreement in its entirety;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.	Limit on Expenses. The Adviser hereby agrees to limit each class of the Fund’s current Expenses to an annual rate, expressed as a percentage of each class’ respective average daily net assets, to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Expenses of a class of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund, on a monthly basis, the excess expense within thirty (30) calendar days of being notified that an excess expense payment is due. In the event that the Board of Directors of the Company determines that an excess expense payment due date be other than thirty (30) calendar days, the Company will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date. In no case will an excess expense payment due date be less than fifteen (15) calendar days from the date the Adviser is notified of such excess expense.

2.	Definition. For purposes of this Agreement, the term “Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the investment advisory or management fee detailed in the Advisory Agreement, acquired fund fees and expenses, any Rule 12b-1 fees and other expenses described in the Advisory Agreement, but does not include brokerage commissions, extraordinary items, interest or taxes.

3.	Reimbursement of Fees and Expenses. The Company hereby agrees to reimburse the Adviser for any excess expense payments that are paid or absorbed by the Adviser pursuant to this Agreement set forth above ("Excess Expenses"), subject to the conditions set forth in this Section 3. Such reimbursement will be made as promptly as possible, and to the maximum extent permissible without causing the Expenses for any year to exceed the Annual Limit; provided, however, that such reimbursement for Excess Expenses shall be made only if payable within three years of the end of the fiscal year in which such Excess Expenses were incurred.

4.	Term. This Agreement shall become effective on the date specified herein for an initial term through December 31, 2027 and for consecutive one-year terms thereafter, subject to annual approval by the Board of Directors of the Company, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.	Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Directors of the Company, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser, other than at the end of any one-year term by providing sixty (60) days’ written notice to the Fund, without the consent of the Board of Directors of the Company, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to the Fund, if the Advisory Agreement is terminated with respect to the Fund, with such termination effective upon the effective date of the Advisory Agreement’s termination with respect to the Fund.

6.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.	Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.	Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law in a manner not in conflict with the provisions of the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

THE RBB FUND, INC., on behalf of its series, the Campbell Systematic Macro Fund

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title:	Chief Financial Officer, Chief Operating Officer, and Secretary

CAMPBELL & COMPANY INVESTMENT ADVISER LLC

By:	/s/ John R. Radle
Name:	John R. Radle
Title:	Chief Operating Officer

By:	/s/ Thomas P. Lloyd
Name:	Thomas P. Lloyd
Title:	General Counsel

APPENDIX A

Fund	Expense Limitation	Initial Term Month End Date
Campbell Systematic Macro Fund – Class A	2.00%	December 31, 2027
Campbell Systematic Macro Fund – Class I	1.75%	December 31, 2027
Campbell Systematic Macro Fund – Class C	2.75%	December 31, 2027